Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Larry Spirgel, Esq. Assistant Director

Re:	3DIcon Corporation
Form SB-2
File No. 333-139420
Filed December 15, 2006

Ladies and Gentlemen:

On February 5, 2007, 3DIcon Corporation (the “Company”), withdrew the above captioned Form SB-2. On June 14, 2007, the Company is re-filing the aforementioned SB-2 in accordance with the Staff’s comments of January 3, 3007. The Company did not file a red-lined version with such filing as the original filing was withdrawn but would be happy to do so upon the Staff’s request. Set forth below is the Company’s response to the Staff’s comments.
General

1.
The private placement of the shares of the 6 ¼% convertible debenture, which has a conversion rate tied to the market price, cannot be completed until the terms of the transaction are fixed. In this regard, we believe that trading on the Pink Sheets only does not constitute an existing market for your common stock, and therefore there has been no meeting of the minds as to the conversion price. Accordingly, please remove from the registration statement the shares issuable upon conversion of the convertible debenture until the terms of conversion are revised to be a fixed price or the shares are quoted on the OTC Bulletin Board.

Response:

The securities purchase agreement and the debenture have been amended such that they now provide for fixed conversion prices on all three debentures until such time as our common stock is quoted on the OTCBB or is otherwise listed and trading on NASDAQ or a national securities exchange. The Company has disclosed the fixed price nature of the conversion feature on pages five (5) and thirty-one (31) of its Form SB-2.

Executive Compensation, page 25

2.	Once the terms of conversion are revised to be a fixed price or shares are quoted on the OTC Bulletin Board, update your executive compensation information for 2006.

Response:

As stated in the response to Comment 6, the securities purchase agreement and the debenture have been amended such that they now provide for fixed conversion prices on all three debentures until such time as our common stock is quoted on the OTCBB or is otherwise listed and trading on NASDAQ or a national securities exchange. In connection with the Company’s current SB-2 filing, the executive compensation information beginning on page twenty-five (25) of Form SB-2.

If you have any further comments and/or questions, please contact the undersigned at (212) 930 9700.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid